EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Dollars in thousands)

	2008		2007
	(Unaudited)
Earnings:
Net Income	$363,565		$244,536
Add: Add:
Provision for income taxes	200,630		137,518
Fixed charges	763,236		814,019
Less:
Capitalized interest	(15,095)		(19,638)

Earnings as adjusted (A)	$1,312,336		$1,176,435

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$2,601		$2,711
Ratio of income before provision for income taxes to net income	155%		156%

Preferred dividend factor on pretax basis	4,032		4,229

Fixed Charges:
Interest expense	746,533		792,828
Capitalized interest	15,095		19,638

Interest factors of rents	1,608		1,553

Fixed charges as adjusted (B)	763,236		814,019

Fixed charges and preferred stock dividends (C)	$767,268		$818,248

Ratio of earnings to fixed charges ((A) divided by (B))	1.72	x	1.45	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.71	x	1.44	x